Term sheet No. 356C
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement C dated March 10, 2008

Registration Statement No. 333-137902
Dated April 2, 2008; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch

$
100% Principal Protection Barrier M-Notes Linked to the S&P 500® Index due on or about December 29*, 2009

General

- The notes are 100% principal-protected notes that may pay a return linked to the absolute performance of the S&P 500® Index during the Observation Period. The notes are designed for investors who seek to profit from moderate movements in either direction in the S&P 500® Index and who are willing to forgo interest payments during the term of the notes and to have their returns subject to the Upside Barrier and Downside Barrier described below.
- Senior unsecured obligations of Deutsche Bank AG due December 29*, 2009.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- Denominations of $1,000.
- Minimum initial investments of $1,000.
- The notes are expected to price on or about April 24*, 2008 and are expected to settle three business days later on April 29*, 2008 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.†
Index:	S&P 500® Index (the "**Index**").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 note principal amount, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount paid at maturity per $1,000 note principal amount will equal:

- If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, $1,000 x Absolute Index Return; or
- If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any one or more trading days during the Observation Period, zero.

Upside Barrier:	22.0% to 25.0%. The actual Upside Barrier will be set on the Trade Date.
Downside Barrier:	15.0%
Upper Index Barrier:	Index Starting Level x (1 + Upside Barrier)
Lower Index Barrier:	Index Starting Level x (1 – Downside Barrier)
Absolute Index Return:	Absolute value of: $\left[\dfrac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}} \right]$
Index Starting Level:	The Index closing level on the Trade Date.
Index Ending Level:	The Index closing level on the Final Valuation Date.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Trade Date:	April 24*, 2008
Final Valuation Date:	December 23*, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Term; Maturity Date:	20 months; December 29*, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 KQ 5
ISIN:	US2515A0KQ57

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes and the length of the Observation Period remain the same.

† A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" on page TS-4 of this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any material change to the terms of the notes, and you will be asked to accept such material change in connection with your purchase of any notes. You may also choose to reject such material change, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$	$	$
Total	$	$	$

(1) In no event will the discounts and commissions received by Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, including fees allowed as a concession to other dealers, exceed $15.00 per $1,000 note principal amount. For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement C dated March 10, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement C dated March 10, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508051581/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 note principal amount for a hypothetical range of performance for the Index Return from -100% to +100% and assumes an Index Starting Level of 1323.00, an Upside Barrier of 23.5%, an Upper Index Barrier of 1633.91 and, based on the Downside Barrier of 15%, a Lower Index Barrier of 1124.55 (the actual Index Starting Level, Upside Barrier, Upper Index Barrier, and Lower Index Barrier will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return	The Index Never Closes Outside Stated Index Barriers			The Index Closes Outside Stated Index Barriers		
		Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
2646.00	100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
2315.25	75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1984.50	50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1633.91	23.50%	$235.00	$1,235.00	23.50%	$0.00	$1,000.00	0.00%
1534.68	16.00%	$160.00	$1,160.00	16.00%	$0.00	$1,000.00	0.00%
1481.76	12.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
1428.84	8.00%	$80.00	$1,080.00	8.00%	$0.00	$1,000.00	0.00%
1375.92	4.00%	$40.00	$1,040.00	4.00%	$0.00	$1,000.00	0.00%
1323.00	0.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
1270.08	-4.00%	$40.00	$1,040.00	4.00%	$0.00	$1,000.00	0.00%
1217.16	-8.00%	$80.00	$1,080.00	8.00%	$0.00	$1,000.00	0.00%
1164.24	-12.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
1124.55	-15.00%	$150.00	$1,150.00	15.00%	$0.00	$1,000.00	0.00%
661.50	-50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
330.75	-75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 12% from the Index Starting Level of 1323.00 to an Index Ending Level of 1481.76, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Additional Amount is equal to $120.00, and the final payment at maturity is equal to $1,120.00 per $1,000 note principal amount, representing a total return of 12% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + Absolute value of ($1,000 x [(1481.76 - 1323.00)/1323.00]) = $1,120.00

Example 2: The level of the Index decreases by 12% from the Index Starting Level of 1323.00 to an Index Ending Level of 1164.24, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Additional Amount is equal to $120.00, and the final payment at maturity is equal to $1,120.00 per $1,000 note principal amount, representing a total return of 12% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + Absolute value of ($1,000 x [(1164.24 - 1323.00)/1323.00]) = $1,120.00

Example 3: The level of the Index closes above the Upper Index Barrier on at least one day during the Observation Period and ultimately increases by 12% from the Index Starting Level of 1323.00 to an Index Ending Level of 1481.76. Because the level of the Index has closed above the Upper Index Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Example 4: The level of the Index closes below the Lower Index Barrier on at least one day during the Observation Period and ultimately decreases by 12% from the Index Starting Level of 1323.00 to an Index Ending Level of 1164.24. Because the level of the Index has closed below the Lower Index Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** – You will receive at least 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO ABSOLUTE RETURN** – If the Index closing level never exceeds the Upper Index Barrier and never falls below the Lower Index Barrier on any trading day during the Observation Period, at maturity you will receive, in addition to the return of your principal, for each $1,000 note principal amount, a payment equal to $1,000 x the Absolute Index Return. The Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative. Thus, the notes may provide a positive return if the Index closing levels during the Observation Period remain between the Upper Index Barrier and the Lower Index Barrier but the return on the notes will be zero if there are large movements, whether positive or negative, in the Index level that cause the Index closing level to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any trading day during the Observation Period.

- **RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX** – The return on the notes is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the Index is currently based on the relative aggregate market value of the common stocks of 500 companies (the "**component stocks**") as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. For purposes of the Index, historically, the market value of any component stock was calculated as the product of the market price per share and the number of outstanding shares of such component stock. On March 21, 2005, Standard & Poor's ("**S&P**"), a division of the McGraw-Hill Companies, Inc., began to calculate the market value of the component stocks on a float-adjusted basis. S&P completed the transition to a fully float-adjusted basis on September 16, 2005. The float-adjusted calculation excludes certain stocks that do not publicly trade, such as significant blocks of stock held by affiliates of the issuer or by governments. The component stocks are not stocks of the 500 largest companies listed on the NYSE, nor are all component stocks listed on such exchange. S&P chooses companies for inclusion in the Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve this objective. For additional information about the Index, see the information set forth under "The S&P 500® Index" in this term sheet.

- **TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** – You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Assuming this treatment, regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. Any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

  You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the notes.**

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

  For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

  We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement C dated March 10, 2008.

- **IF THE INDEX CLOSES OUTSIDE THE STATED INDEX BARRIERS, THE MARKET VALUE OF YOUR NOTES WILL DECLINE AND YOU WILL RECEIVE ONLY THE PRINCIPAL AMOUNT AT MATURITY** – The return on the notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period and the magnitude of the Absolute Index Return. **YOU WILL RECEIVE ONLY THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL EXCEEDS THE UPPER INDEX BARRIER OR FALLS BELOW THE LOWER INDEX BARRIER ON ANY TRADING DAY DURING THE OBSERVATION PERIOD**.

- **UNLIKE ORDINARY NOTES THE NOTES DO NOT PAY INTEREST** – The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because the Additional Amount may equal zero, the return on your investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security. The notes have been designed for investors who are willing to forgo market interest rates on the notes in exchange for an Additional Amount based on whether the Index closing levels remain within the stated Index barriers throughout the Observation Period and on the Index Ending Level.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT** – You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period, the Additional Amount will be zero, and you will receive only your principal amount at maturity.

- **YOUR POTENTIAL RETURN ON THE NOTES IS LIMITED AND CONTINGENT UPON THE INDEX CLOSING LEVELS REMAINING WITHIN THE STATED INDEX BARRIERS** – Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index is limited by the Upside Barrier and Downside Barrier feature of the notes. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period, the return on the notes will not be determined by reference to the Absolute Index Return even though the Absolute Index Return may reflect significant appreciation or depreciation in the Index over the term of the notes (the Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative). Because the Upside Barrier will be set between 22.0% and 25.0% of the Index Starting Level and the Downside Barrier is 15.00% of the Index Starting Level, the maximum return on the notes will be between 22.0% and 25.0% of the principal amount if the Index Return is positive and 15% if the Index Return is negative. The Upside Barrier will be set on the Trade Date.

- **NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

- **ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE NOTES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE** – While the payment at maturity described in this term sheet is based on the full face amount of your notes, the original issue price of the notes may include commissions paid to agents and will include the cost of hedging our obligations under the notes. Therefore, the value of the notes on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the notes after the Settlement Date. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. Accordingly, you should be willing and able to hold your notes to maturity.

- **THE NOTES WILL NOT BE LISTED AND WILL LIKELY HAVE LIMITED LIQUIDITY** – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the notes.

- **TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES** – We and our affiliates are active participants in the equity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the prices of the component stocks underlying the Index and consequently have a negative impact on the performance of the Index, and the Index Return. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the notes are linked.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Index on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - whether the Index closing level has exceeded the Upper Index Barrier or fallen below the Lower Index Barrier on any trading day during the Observation Period and, if not, whether the level of the Index is close to the Upper Index Barrier or the Lower Index Barrier;

  - the expected volatility of the Index;

  - the time remaining to maturity of the notes;

  - the market price and dividend rate on the component stocks underlying the Index;

  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the composition of the Index and any changes to the component stocks underlying it;

  - supply and demand for the notes; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The S&P 500® Index

We have derived all information contained in this term sheet regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "**S&P 500® Component Stocks**") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "**Market Value**" of any S&P 500® Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500® Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P

chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the Index based on a half float-adjusted formula, and on September 16, 2005 the Index became fully float adjusted. S&P's criteria for selecting stocks for the Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("**IWF**") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved half way to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this term sheet, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500® Component Stocks relative to the S&P 500® Index's base period of 1941-43 (the "**Base Period**").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P 500® Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500® Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the Index ("**Index Maintenance**").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

The table below summarizes the types of the S&P 500® Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by* 2; Stock Price *divided by* 2	No
Share Issuance (*i.e.*, change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Divisor adjustment reflects increase in market cap measured as the shares issued *multiplied* by the price paid	Yes
Spinoffs	If the spun-off company is not added to the S&P 500® Index, then Index market value *minus* value of the spun-off unit	Yes
	If the spun-off company is added to the S&P 500® Index, then no company is removed from the Index	Yes
	If the spun-off company is added to the S&P 500® Index, then another company is removed to keep the number of names fixed, and the Index Divisor adjustment reflects the deletion	Yes

Stock splits and stock dividends do not affect the Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P 500® Component Stock and consequently of altering the aggregate Market Value of the S&P 500® Component Stocks (the "**Post-Event Aggregate Market Value**"). In order that the level of the S&P 500® Index (the "**Pre-Event Index Value**") not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500® Component Stock, a new Index Divisor ("**New Divisor**") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the notes. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE SECURITIES.

Discontinuation of the S&P 500® Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500® Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as an "**S&P Successor Index**"), then any S&P 500® Index closing level will be determined by reference to the level of such S&P Successor Index at the close of trading on the NYSE, the AMEX, the Nasdaq National Market or the relevant exchange or market for the S&P Successor Index on any trading day during the Observation Period or the Final Valuation Date.

Upon any selection by the calculation agent of a S&P Successor Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If S&P discontinues publication of the S&P 500® Index prior to, and such discontinuance is continuing on, any trading day during the Observation Period or the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no S&P Successor Index is available at such time, or the calculation agent has previously selected a S&P Successor Index and publication of such S&P Successor Index is discontinued prior to and such discontinuation is continuing on such trading day or Final Valuation Date, then the calculation agent will determine the S&P 500® Index closing level for such date. The S&P 500® Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P 500® Index or S&P Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the S&P 500® Index or S&P Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index or S&P Successor Index, as applicable, on the relevant exchange may adversely affect the value of the securities.

If at any time the method of calculating the S&P 500® Index or an S&P Successor Index, or the level thereof, is changed in a material respect, or if the S&P 500® Index or an S&P Successor Index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500® Index or such S&P Successor Index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the S&P 500® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500® Index or such S&P Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level with reference to the S&P 500® Index or such S&P Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or an S&P Successor Index is modified so that the level of the S&P 500® Index or such S&P Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P 500® Index or such S&P Successor Index), then the calculation agent will adjust the S&P 500® Index or such S&P Successor Index in order to arrive at a level of the S&P 500® Index or such S&P Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

With respect to the Index, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchanges; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Index shall be based on a comparison of:

- the portion of the level of the disrupted Index attributable to that security, relative to

- the overall level of the disrupted Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to rescinded NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to rescinded NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Index by the primary securities market trading in such contracts or funds by reason of;

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts or funds; or

  - a disparity in bid and ask quotes relating to such contracts or funds will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary exchange or market of trading or listing for the Index, any security (or any combination thereof) then included in the Index or any successor index or any futures or option contracts or exchange traded funds related to the Index as applicable.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from January 2, 1998 through March 31, 2008. The Index closing level on March 31 was 1322.70 We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Ending Level or that the Index closing levels will remain within the stated Index barriers throughout the Observation Period. We cannot give you assurance that the performance of the Index will result in a positive return on your initial investment.**

Historical Performance of the S&P 500® Index



Supplemental Underwriting Information

Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, will receive and/or allow as a concession to other dealers discounts and commissions of up to 1.50% or $15.00 per $1,000 note principal amount in connection with the sale of the notes. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the notes against payment for the notes on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in notes that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.